================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _____________


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 14)


                         Homestead Village Incorporated
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                  437851 10 8
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                               125 Lincoln Avenue
                          Santa Fe, New Mexico  87501
                                 (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




================================================================================

-----------------------------------
CUSIP NOS. 437851 10 8
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Group Incorporated
      36-3692698
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            104,446,673

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          21,257,762 (includes 21,191,262 Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             104,446,673

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          21,257,762 (includes 21,191,262 Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      125,704,435 Shares (includes 21,191,262 Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      89.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

-----------------------------------
CUSIP NOS. 437851 10 8
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Archstone Communities Trust
      74-6056896
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            - 0 -

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          21,191,262 (consisting of Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             - 0 -

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          21,191,262 (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,191,262 Shares (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

Item 1.   Security and Issuer

     Shares of Common Stock, par value $.01 per share (the "Shares"), of Homestead Village Incorporated ("Homestead"), 2100 RiverEdge Parkway, Atlanta, Georgia 30328.

Item 2.   Identity and Background

     Following is information concerning an executive officer of Archstone for whom information was not previously provided.

20.  (a)       Name:  Charles E. Mueller, Jr.
     (b)       Business Address:  Archstone Communities, 7670 Chester Street,
                 Suite 100, Englewood, CO 80112
     (c)       Principal Employment:  Senior Vice President
     (d)       Mr. Mueller has not been convicted in a criminal proceeding during the last five years
     (e)       Mr. Mueller has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five year period
     (f)       Citizenship:  United States

Item 3.   Source and Amount of Funds or Other Consideration

     Security Capital Group Incorporated ("Security Capital") acquired its initial 1,000 Shares primarily by purchase from its working capital. It directly acquired ownership of 4,061,788 Shares and 817,694 Warrants as a result of the closing of the transactions contemplated by the Merger and Distribution Agreement, dated as of May 21, 1996, among Security Capital Pacific Trust ("PTR"), Security Capital Atlantic Incorporated ("Atlantic"), Security Capital and Homestead (the "Merger Agreement"). Security Capital acquired approximately 3,442,737 Shares and 2,309,675 Warrants from PTR and 2,388,876 Shares and 1,602,653 Warrants from Atlantic as a result of the distributions contemplated by the Merger Agreement.

     Security Capital financed its purchases of Shares after its initial investment with funds from its working capital and with funds borrowed under a $470 million revolving credit facility among Security Capital, a group of financial institutions and Wells Fargo Bank, National Association, as agent, and a predecessor $300 million facility with a syndicate of banks and Wells Fargo Realty Advisors Funding, Incorporated, as agent.

Item 4.   Purpose of Transaction.

     Security Capital has acquired Shares to provide Homestead with capital to repay outstanding indebtedness and to provide working capital. Security Capital intends to play a major role in the direction of Homestead for the purpose of maximizing shareholder value. Security Capital may from time to time (i) seek to designate nominees to the Board of Directors of Homestead (the "Homestead Board") pursuant to Security Capital's rights under the Investor Agreement, dated as of October 17, 1996, as amended by Amendment No. 1 to the Investor Agreement, dated as of April 5, 1999 (as so amended, the "Investor Agreement"), (ii) exercise Security Capital's other rights under the Investor Agreement, (iii) seek to have specific persons elected as officers of Homestead by the Homestead Board and (iv) acquire greater than 90% of the outstanding Shares.

     More particularly, as of May 12, 1999, Security Capital sought changes in senior management of Homestead, including (i) the election of C. Ronald Blankenship as a Director, Chairman and Chief Executive Officer of Homestead and
(ii) the election of other persons as senior executive officers of Homestead. Security Capital also participated in the Homestead rights offering, announced on March 25, 1999, to ensure that Homestead raises gross proceeds of at least $225 million from the offering. As a result of its purchases in the rights offering, Security Capital beneficially owns 87.1% of the outstanding shares.


     Security Capital's near-term intention is to have management of Homestead focus on generating cash from land sales to be used to retire indebtedness, reduce overhead and increase occupancy levels. Security Capital intends to continuously review its investment in Homestead to maximize shareholder value for all Homestead shareholders. Security Capital may propose additional actions which may include a merger of Homestead with another party, a sale of all or substantially all of the assets of Homestead or a significant investment in Homestead by existing or additional investors. Such proposals may result in a change in control of Homestead, additional sales of assets of Homestead, changes in Homestead's capitalization, its business or corporate structure, a tender offer for all or substantially all of the outstanding Shares, a solicitation of proxies with regard to any of the foregoing actions, or other extraordinary action or transaction involving Homestead or the Shares.

     Except as stated above, Security Capital does not have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a),(b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.


                                               Number of Shares     Percent of
Person                                      Beneficially Owned(1)  All Shares(2)
------                                      ---------------------  -------------
Security Capital Group Incorporated.......     125,704,435(3)          89.0%
William D. Sanders........................           3,500(4)             *
C. Ronald Blankenship.....................           7,311(5)             *
Samuel W. Bodman..........................             635(6)             *
Hermann Buerger...........................               0                *
John P. Frazee, Jr........................          79,358(7)             *
Cyrus F. Freidheim, Jr....................               0                *
H. Laurance Fuller........................             216(8)             *
Ray L. Hunt...............................           7,171(9)             *
Peter S. Willmott.........................          97,731                *
Thomas G. Wattles.........................               0                *
Archstone Communities.....................      21,191,262             15.0
Calvin K. Kessler.........................           2,801                *
James H. Polk, III........................               0                *
John C. Schweitzer........................          17,122(10)            *
James A. Cardwell.........................          14,340                *
John T. Kelley, III.......................           2,739(11)            *
R. Scot Sellers...........................           4,410(12)            *
Patrick R. Whelan.........................             465(13)            *
Jeffrey A. Klopf..........................               0                *
Jay S. Jacobson...........................               0                *
Ned S. Holmes.............................             420(14)            *
Constance B. Moore........................           3,351                *
John M. Richman...........................           2,313                *
J. Lindsay Freeman........................               0                *
William Kell..............................               0                *
Richard A. Banks..........................               0                *
Richard O. Campbell.......................               0                *
Richard W. Dickason.......................               0                *
John Jordano, III.........................               0                *
Charles E. Mueller, Jr....................               0                *

     Less than 1%

(1) Includes for Archstone all Shares that may be issued upon conversion of all Convertible Notes.

(2) Assumes (i) in the case of Archstone, that Archstone has converted all Convertible Notes and that no other person has converted any outstanding convertible securities and (ii) in the case of Security Capital Group Incorporated ("Security Capital"), that Archstone has converted all Convertible Notes and that no other person has converted any outstanding convertible securities.

(3) Includes 21,191,251 Shares beneficially owned by Archstone. (This number increased from that previously reported due to the automatic adjustment provisions contained in the Convertible Notes.) As a result of its ownership of 39.2% of Archstone's outstanding common shares and Security Capital's contractual arrangements with Archstone, Security Capital may be deemed to beneficially own all Shares owned by Archstone. 104,446,673 Shares are, or will be, owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital.

(4) Shares are held by a limited partnership with respect to which Mr. Sanders shares voting and dispositive power.

(5) Includes 2,895 Shares held by a corporation in which Mr. Blankenship owns the controlling interest.

(6) Shares are held by Terry O. Barber, Jr. Family Trust for which Mr. Bodman's wife is trustee and were held as such prior to their marriage in July 1997.

(7) Includes 22,758 Shares held in an IRA account, 600 shares owned by Mr. Frazee's children, 50,000 Shares held by a corporation for which Mr. Frazee's wife is President and Mr. Frazee is an officer and options to acquire 6,000 Shares.

(8)  Includes 108 Shares held by Mr. Fuller's wife.

(9) Includes 330 Shares held by family trusts for which Mr. Hunt is trustee, 990 Shares for which Mr. Hunt shares beneficial ownership pursuant to powers of attorney, 5,521 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner, and 330 Shares held by a corporation that Mr. Hunt owns. Excludes 330 Shares that Mr. Hunt's wife owns as separate property and 23,479 Shares held by Hunt Financial Corporation, the capital stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt and members of his family, as to which Mr. Hunt disclaims beneficial ownership.

(10) Includes 5,000 Shares held by a partnership for which a company owned by Mr. Schweitzer is a general partner, 2,020 Shares held by a corporation that Mr. Schweitzer owns, 1,102 Shares held by Mr. Schweitzer's wife and options to acquire 4,000 shares.

(11) Mr. Kelley's Shares are held in a trust account.

(12) Includes 87 Shares held in an IRA account; 662 Shares held in trust for Mr. Sellers' children and 87 Shares held by Mr. Sellers' wife as separate property.

(13) Includes 124 Shares held by Mr. Whelan's children.

(14) Includes 143 Shares held by a partnership of which Mr. Holmes is a partner and 277 Shares held by Mr. Holmes' wife.

     (c) No transactions in Shares were effected in the past sixty days by the persons listed in the above table, except on May 21, 1999, Security Capital exercised rights to purchase 77,749,220 Shares at a price of $2.75 per share; on May 21, 1999, Mr. Wilmott exercised rights to purchase 65,154 Shares at a price of $2.75 per share; on May 21, 1999, Mr. Cardwell exercised rights to purchase 9,560 Shares at a price of $2.75 per share; on May 24, 1999, Bentley Ltd., a company of which Mr. Frazee's wife is President and Mr. Frazee is an officer, purchased 50,000 Shares at a price of $2.835 per share.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

     Homestead and Security Capital are parties to the Investor Agreement, as amended, pursuant to which, for so long as Security Capital beneficially owns at least 50.1% of the outstanding Shares, Security Capital has the right to approve, among other things: (i) Homestead's annual budget; (ii) the incurrence of expenses in any year exceeding (A) any line item in the annual budget by $500,000 or 10% and (B) the total expenses set forth in the annual budget by 5%;
(iii) the offer or sale of any Shares or any securities convertible into or exchangeable for Shares other than pursuant to (A) an employee benefit plan approved by Homestead's shareholders, (B) previously issued warrants, options or rights, (C) a dividend reinvestment plan or Share purchase plan approved by the Homestead Board or (D) an issuance of rights, options or warrants to acquire Shares issued to all Homestead shareholders; (iv) the issuance or sale of securities that are subject to mandatory redemption or redemption at the option of the holder; (v) the adoption of any employee benefit plan pursuant to which Shares may be issued and any action with respect to the compensation of senior officers of Homestead; (vi) the incurrence, restructuring, renegotiation or repayment of indebtedness in which the aggregate amount involved exceeds $1,000,000; (vii) the declaration or payment of any dividend or other distribution; (viii) the acquisition or disposition in a single transaction or group of related transactions where the purchase price exceeds $1,000,000; (ix) the entering into of service contracts (A) for property management, investment management or leasing services, or (B) that contemplate annual payments in excess of $500,000; (x) the entering into of any new contract, including for construction, development or other capital expenditure, for which to total cost is reasonably expected to exceed $1,000,000 for any contract of $5,000,000 in the aggregate; (xi) the entering into of any joint venture for the development of any properties owned by Homestead in which the book value of any property to be contributed exceeds $1,000,000 individually or $5,000,000 in the aggregate;
(xii) the entering into of any franchising or licensing agreements; (xiii) the amendment of the articles of incorporation or bylaws of Homestead; and (xiv) the waiver of any antitakeover provisions of Maryland law or the articles of incorporation of Homestead.

     In addition, so long as Security Capital owns at least 50% of the outstanding Shares, Homestead will maintain an operating committee consisting of the two senior executives of Homestead and two nominees of Security Capital that will meet weekly to review all operations of Homestead.

     The Investor Agreement also provides that, so long as Security Capital owns at least 10% of the outstanding Shares, Homestead may not increase the number of directors on the Homestead Board to more than seven without the approval of Security Capital. Security Capital is also entitled to designate one or more persons as directors of Homestead, as follows: (i) so long as Security Capital owns at least 10% but less than 25% of the outstanding Shares, it is entitled to nominate one person and (ii) so long as Security Capital owns at least 25% of the outstanding Shares, it is entitled to nominate that number of persons as shall bear approximately the same ratio to the total number of members of the Homestead Board as the number of Shares beneficially owned by Security Capital bears to the total number of outstanding Shares, provided that Security Capital shall be entitled to designate no more than two persons so long as the Homestead Board consists of no more than seven members.

     The Investor Agreement also provides Security Capital with registration rights pursuant to which, in certain specified circumstances, Security Capital may request, on not more than three occasions, registration of all of the Shares owned by Security Capital pursuant to Rule 415 under the Securities Act of 1933, as amended.

Item 7.   Material to be filed as Exhibits.

     The following is incorporated by reference from Homestead's Current Report on Form 8-K dated April 5, 1999 (File No. 1-12269) as an exhibit: Amendment No. 1, dated April 5, 1999, to the Investor Agreement between Security Capital and Homestead.

     The following is incorporated by reference from the Registration Statement on Form S-4 filed by Security Capital (File No. 333-61401) as an exhibit: Credit Agreement, dated as of June 5, 1998, among Security Capital and Chase Bank of Texas, National Association, and Wells Fargo Bank, National Association, as agents for the financial institutions identified therein.

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 16, 1999                        ARCHSTONE COMMUNITIES TRUST



                                           By: /s/ Jeffrey A. Klopf
                                              ----------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary



                                        SECURITY CAPITAL GROUP INCORPORATED



                                           By: /s/ Jeffrey A. Klopf
                                               ---------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary